                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2006
                        -------------------------------

                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
                       ----------------------------------
                (Translation of registrant's name into English)

                  30 Finsbury Square, London EC2A 1AG, ENGLAND
               --------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F__X__ Form 40-F____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____ No__X__


If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    N/A
                                    -------

Description of document filed:  2003 Interim Results
                                --------------------

AMVESCAP PLC / 2003 INTERIM RESULTS

As one of the largest independent global investment managers, AMVESCAP is dedicated to helping people worldwide build their financial security. Operating under our primary AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services across a full range of investment solutions.

Shown on the cover and this page: outside and inside views of our new headquarters, located on London's Finsbury Square. Opened in December 2002, it houses all London employees from a number of company divisions.

FINANCIAL HIGHLIGHTS UNAUDITED (CHART)
DILUTED EPS* PENCE

6/30/03 - 9.6
6/30/02 - 16.2
2002 - 27.2
2001 - 40.0
2000 - 54.7
1999 - 32.7

*    before goodwill amortization and exceptional items

SIX MONTHS ENDED JUNE 30, (CHART)

                                         2003(A)    2002(A)       2003     2002
                                         -------    -------      ------   ------
Revenues                                 $911.8m    $1,135.0m    L552.6m  L746.7m
Profit before tax, goodwill
Amortization and exceptional items       $183.0m    $  292.6m    L110.9m  L192.5m
Earnings per share before goodwill
amortization and exceptional items:
   - basic                               $ 0.32(b)  $   0.50(b)     9.6p    16.5p
   - diluted                             $ 0.32(b)  $   0.49(b)     9.6p    16.2p
Earnings per share before
goodwill amortization:
   - basic                               $ 0.15(b)  $   0.45(b)     4.6p    14.7p
   - diluted                             $ 0.15(b)  $   0.44(b)     4.6p    14.4p
Dividends per share                      $ 0.17(b)  $   0.15(b)     5.0p     5.0p

(a) Pounds sterling for the period ended June 30, 2003 have been translated to U.S. dollars using $1.65 per L1.00 (2002: $1.52 per L1.00).

(b)  Per American Depositary Share, equivalent to 2 ordinary shares.

FUNDS UNDER MANAGEMENT $ BILLIONS (CHART)

6/30/03 - 347.6
6/30/02 - 364.0
2002 - 332.6
2001 - 397.6
2000 - 402.6
1999 - 357.4

CHAIRMAN'S STATEMENT

Dear Fellow Shareholders:

AMVESCAP's results during the first half of 2003 benefited from both recovering global equity markets and a disciplined focus on prudently lowering operating expenses. Investment performance is improving and the successful integration of our U.S. retail mutual fund distribution capabilities enhances our competitive position. Expense control efforts have resulted in a 22% reduction in our operating expense level from the first half of 2002, and we expect to exceed substantially our previously announced expense reduction target.

2003 Interim Results

AMVESCAP reported that profit before tax, goodwill amortization and exceptional items for the six months ended June 30, 2003 amounted to L110.9 million ($183.0 million) compared to L192.5 million ($292.6 million) for the six months of 2002. Diluted earnings per share before goodwill amortization and exceptional items amounted to 9.6p (2002: 16.2p). Revenues totaled L552.6 million ($911.8 million) in the first half of 2003 compared to L746.7 million ($1,135.0 million) in 2002.

Profit before tax, goodwill amortization and exceptional items for the three months ended June 30, 2003 amounted to L62.4 million ($103.0 million) compared to L95.1 million ($144.6 million) in the 2002 second quarter and L48.5 million ($76.6 million) in the first quarter of the current year. Diluted earnings per share before goodwill amortization and exceptional items amounted to 5.4p (2002:
8.0p) for the three months ended June 30, 2003, a decrease of 33% over the corresponding period of 2002 and an increase of 29% over the 4.2p reported in the first quarter of 2003. Revenues for the three months ended June 30, 2003 amounted to L281.8 million ($465.0 million) compared to L368.9 million ($560.7 million) from the prior year's quarter.

The Company recorded an exceptional charge of L62.1 million in the second quarter of 2003 for further expected costs relating to internal reorganizations and restructuring programs, primarily relating to the changes in the U.S. retail organization and distribution structure. This charge amounts to L39.7 million after tax or 4.9p per share.

REVENUES L MILLIONS (CHART)

6/30/03 - 552.6
6/30/02 - 746.7
2002 - 1,345.3
2001 - 1,619.8
2000 - 1,628.7
1999 - 1,072.4

Funds under management totaled $347.6 billion (L210.7 billion) at June 30, 2003, compared to $332.6 billion at December 31, 2002. Approximately 51% of the total funds under management were invested in equity securities and 49% were invested in fixed income and other securities at June 30, 2003. Equity securities were invested in the following disciplines at June 30, 2003: 39% in growth, 40% in core and 21% in value styles (March 31, 2003: 35% in growth, 38% in core and 27% in value styles). Institutional money market funds, included above, amounted to $55.5 billion at June 30, 2003 compared to $57.0 billion at December 31, 2002.

Average funds under management for the six months ended June 30, 2003 were $329.9 billion, compared to $389.1 billion for the first half of 2002. Average institutional money market fund levels totaled $52.6 billion for the first half of 2003. Average funds under management during the second quarter were $335.8 billion compared to $324.0 billion for the preceding quarter and $385.9 billion for the second quarter of 2002.

Earnings before interest, taxes, depreciation, amortization and exceptional items (EBITDA) reached L172.4 million ($284.5 million) and L94.6 million ($156.1 million) for the six months and second quarter ended June 30, 2003. Net debt at June 30, 2003 amounted to L625.7 million compared to L652.4 million at December 31, 2002.

Interim Dividend

The Board has declared an interim dividend of 5.0p per share (2002: 5.0p). The interim dividend will be paid on October 3, 2003 to shareholders on the register on August 15, 2003. The ex-dividend date for the dividend will be August 13, 2003.

Business Review

Effective January 1, 2003, the Company realigned several business units under the AIM and INVESCO brands. A I M Distributors, Inc. became the distributor for INVESCO's U.S. retail funds effective July 1, 2003. Also, the funds' Boards of Directors/Trustees have approved the reorganization of 14 INVESCO funds and six AIM funds. The reorganizations are expected to be completed in November 2003, pending shareholder approval. These changes create a unified distribution system that will simplify the U.S. retail business by providing financial consultants and shareholders with additional investment choices through a single distribution source.

The AIM group reported revenues of L309.6 million during the first six months of 2003, a decrease of L131.1 million over the prior year due to volatility in the capital markets, a shift in assets under management from equities to fixed income, and net redemptions in the U.S. business. This business group has reduced operating expenses by L67.1 million and headcount by 558 people over the prior year levels. These reductions have resulted in only a slight decline in operating profit margin, even though operating profits have declined from L185.4 million in 2002 to L121.5 million in the 2003 period.

The AIM group generated approximately $14.1 billion of gross sales in the first half of 2003 and experienced net redemptions of $2.7 billion during the period, including $800 million of net redemptions in the second quarter of the current year. The Canadian retail business gained $100 million in net sales in the six months ended June 30, 2003. Funds under management amounted to $172.6 billion at June 30, 2003, including $55.5 billion relating to institutional money market funds.

The INVESCO U.S. group reported revenues of L83.7 million and operating profits of L19.6 million in the first half of 2003. Operating profits have declined by L4.3 million over the prior year due to a 20% decline in revenue levels caused largely by capital market declines, offset by a 21% drop in expenses resulting from continued emphasis on cost controls. The operating profit margin for this business was 23.4% for the 2003 period, compared to 22.8% for the prior year. This group generated $9.4 billion in gross sales during the first half of 2003 and net new business of $100 million. Funds under management amounted to $109.6 billion at June 30, 2003.

INVESCO U.K.'s revenues amounted to L82.5 million for the first half of 2003, a decrease of L26.4 million from the prior year due to lower funds under management. Operating expenses declined L12.5 million over the prior year due to a 262 headcount reduction coupled with other expense savings. Operating profits totaled L8.1 million for the first half of 2003, compared with L21.9 million from the prior year. This business generated $9.3 billion in gross sales and $200 million in net sales during the period. Funds under management were $34.1 billion at June 30, 2003, an increase of $100 million from the end of 2002.

OPERATING PROFIT* L MILLIONS (CHART)

6/30/03 - 133.9
6/30/02 - 213.0
2002 - 366.9
2001 - 523.4
2000 - 588.9

1999 - 352.7

*    before goodwill amortization and exceptional items

INVESCO Europe/Asia's revenues amounted to L35.7 million for the first half of 2003, compared to L43.8 million in the prior year. Operating profits have declined by L2.8 million for the first half of 2003 due primarily to lower revenue levels. Funds under management were $22.2 billion at June 30, 2003, an increase of $1.1 billion during the year.

Private Wealth Management and AMVESCAP Retirement's revenues amounted to L41.0 million during the six months ended June 30, 2003. We continue to develop the infrastructure of this group to build a sound platform for growth and market penetration. The Private Wealth Management group acquired Whitehall Asset Management for L13.5 million in February 2003, adding $1.1 billion in funds under management. AMVESCAP Retirement had $24.7 billion in assets under administration at June 30, 2003, a 9% increase in the six month period, including $413 million of net new sales. This group services 617,403 plan participants at June 30, 2003, compared to 624,000 participants at the end of 2002.

Board and Management Changes

Diane Price Baker has been elected a non-executive member of the AMVESCAP PLC Board of Directors. Additionally, the Board has named James I. Robertson, John
D. Rogers and Mark H. Williamson as executive vice presidents of AMVESCAP PLC.

Diane Baker adds another experienced, independent member to our Board. James Robertson, John Rogers and Mark Williamson have been given additional titles at the group level in recognition of their responsibility along with our other corporate officers in the shaping and execution of AMVESCAP's overall business strategy.

While there has not been sufficient time to establish a certain turn in the markets, I am encouraged by positive signs in the capital markets and increasing stability in the general economic and political environment. AMVESCAP's more efficient operating platform improves our ability both to weather any future market volatility and to profit from continuing market recovery.

Charles W. Brady
Executive Chairman
August 1, 2003

GROUP PROFIT AND LOSS ACCOUNT (CHART)

Six months ended June 30,
Thousands                                   2003        2002
-------------------------                ---------   ---------
Revenues                                 L 552,594   L 746,685
Expenses:
   Operating                              (418,723)   (533,722)
   Exceptional                             (62,094)    (20,067)
   Goodwill amortization                   (74,838)    (73,688)
Operating profit                            (3,061)    119,208
Investment income                            3,499       6,812
Interest expense                           (26,435)    (27,241)
Profit before taxation                     (25,997)     98,779
Taxation                                   (11,592)    (53,066)
Profit after taxation                      (37,589)     45,713
Dividends                                  (40,835)    (42,359)
Retained profit for the period           L (78,424)  L   3,354
Earnings per share before goodwill
amortization and exceptional items:

   - basic                                     9.6p       16.5p
   - diluted                                   9.6p       16.2p
Earnings per share:
   - basic                                    -4.7p        5.6p
   - diluted                                  -4.7p        5.5p
Average shares outstanding:
   - basic                                 803,844     812,210
   - diluted                               805,953     827,314

Three months ended June 30,
Thousands                                2003        2002
---------------------------           ---------   ---------
Revenues                              L 281,796   L 368,936
Expenses:
   Operating                           (207,142)   (260,821)
   Exceptional                          (62,094)    (20,067)
   Goodwill amortization                (37,492)    (36,851)
Operating profit                        (24,932)     51,197
Investment income                         2,011         159
Interest expense                        (14,225)    (13,203)
Profit before taxation                  (37,146)     38,153
Taxation                                  3,247     (23,243)
Profit after taxation                   (33,899)     14,910
Dividends                               (40,835)    (42,359)
Retained profit for the period        L (74,734)  L (27,449)
Earnings per share before goodwill
amortization and exceptional items:
   - basic                                  5.4p        8.1p
   - diluted                                5.4p        8.0p
Earnings per share:
   - basic                                 -4.2p        1.8p
   - diluted                               -4.2p        1.8p
Average shares outstanding:
   - basic                              803,120     812,528
   - diluted                            805,865     824,323

GROUP BALANCE SHEET (CHART)

Thousands                                 June 30, 2003   Dec. 31, 2002
---------                                 -------------   -------------
Fixed assets
   Goodwill                                L 2,464,908     L 2,542,306
   Investments                                 238,401         248,408
   Tangible assets                             185,592         197,060
                                             2,888,901       2,987,774
Currents assets
   Debtors                                     915,053         725,547
   Investments                                  73,258          69,195
   Cash                                        307,052         355,111
                                             1,295,363       1,149,853

Current liabilities
   Current maturities of long-term debt        (72,389)       (222,089)
   Creditors                                (1,096,394)       (917,216)
                                            (1,168,783)     (1,139,305)

Net current assets                             126,580          10,548
Total assets less current liabilities        3,015,481       2,998,322
Long-term debt                                (688,100)       (595,600)
Provisions for liabilities and charges         (94,934)       (119,234)
Net assets                                 L 2,232,447     L 2,283,488
Capital and reserves
   Called up share capital                 L   198,652     L   198,614
   Share premium account                       619,592         619,250
   Exchangeable shares                         383,105         383,105

   Profit and loss account                     530,874         609,298
   Other reserves                              500,224         473,221
Shareholders' funds, equity interests       L2,232,447      L2,283,488

GROUP CASH FLOW STATEMENT (CHART)

Six months ended June 30,
Thousands                                              2003       2002
-------------------------                            --------   --------
Operating profit                                     L (3,061)  L119,208
Amortization and depreciation                         109,884    105,238
Change in debtors, creditors and other                 38,731      4,014
Net cash inflow from operating activities             145,554    228,460
Interest paid, net of investment income               (21,277)   (14,523)
Taxation                                              (60,949)   (63,244)
Capital expenditures, net of sales                    (15,986)   (13,709)
Net disposal/(purchase) of fixed asset investments      5,654    (61,305)
Acquisitions and disposals                            (10,635)        --
Dividends paid                                        (52,978)   (54,646)
Net repayment of debt                                 (31,756)    (7,110)
Change in bank overdraft                               (5,196)    (9,645)
Foreign exchange in cash and cash equivalents            (490)    (9,021)
Decrease in cash and cash equivalents                L(48,059)  L (4,743)

SEGMENTAL INFORMATION (CHART)

                              6 months ended June 30, 2003      6 months ended June 30, 2002
                            -------------------------------   -------------------------------
                                                     Oper.                             Oper.
Thousands                   Revenues    Expenses    Profit*   Revenues    Expenses    Profit*
---------                   --------   ---------   --------   --------   ---------   --------
AIM
   U.S                      L239,708   L(150,944)  L 88,764   L358,466   L(215,203)  L143,263
   Canada                     69,909     (37,221)    32,688     82,217     (40,058)    42,159
                             309,617    (188,165)   121,452    440,683    (255,261)   185,422
INVESCO
   U.S                        83,703     (64,149)    19,554    104,721     (80,838)    23,883
   U.K                        82,515     (74,368)     8,147    108,850     (86,947)    21,903
   Europe/Asia                35,734     (37,551)    (1,817)    43,753     (42,806)       947
                             201,952    (176,068)    25,884    257,324    (210,591)    46,733
Private Wealth/Retirement     41,025     (41,867)      (842)    48,678     (51,714)    (3,036)
Corporate                         --     (12,623)   (12,623)        --     (16,156)   (16,156)
                            L552,594   L(418,723)  L133,871   L746,685   L(533,722)  L212,963

*    before goodwill amortization and exceptional items

Note: The segmental information has been revised from previous presentations to reflect the U.S. INVESCO retail business with AIM. Previous presentations included this business with the INVESCO U.S. business.

NOTES

Note 1.

The taxation charge is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from U.S. operations.

Note 2.

Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

(CHART)

                                      2003
                                      Profit             Number    Per share
Thousands, except per share amounts   after taxation   of shares     amount
-----------------------------------   --------------   ---------   ---------
Basic earnings per share                 L(37,589)      803,844      -4.7p
Dilutive effect of options                     --         2,109

Diluted earnings per share               L(37,589)      805,953      -4.7p

                                         2002
Basic earnings per share                 L 45,713       812,210       5.6p
Dilutive effect of options                     --        15,104
Diluted earnings per share               L 45,713       827,314       5.5p

Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year-by-year performance of the business; therefore, the calculation below is presented on that basis.

(CHART)

                                      2003
                                      Profit before
                                      Goodwill
                                      amortization
                                      and exceptional     Number    Per share
Thousands, except per share amounts   items             of shares     amount
-----------------------------------   ---------------   ---------   ---------
Basic earnings per share                 L 76,989        803,844       9.6p
Dilutive effect of options                     --          2,109
Diluted earnings per share               L 76,989        805,953       9.6p

                                         2002
Basic earnings per share                 L133,619        812,210      16.5p
Dilutive effect of options                     --         15,104
Diluted earnings per share               L133,619        827,314      16.2p

NOTE 3. (CHART)

The consolidated profit and loss includes exceptional charges in 2003 and 2002 as follows:

Thousands                              2003      2002
---------                            -------   -------
Redundancy                           L31,054   L14,381
U.S. Retail reorganization            12,183        --
Lease costs                            9,620     1,803
Acquisitions                           2,326        --
Project costs & other                  6,911     3,883
Total exceptional items              L62,094   L20,067
Total exceptional items net of tax   L39,740   L14,218

Note 4.

Whitehall Asset Management was acquired for L13.5 million in February 2003. The transaction was accounted for as an acquisition and results have been included from the date of purchase.

INDEPENDENT REVIEW REPORT TO AMVESCAP PLC

Introduction

We have been instructed by AMVESCAP PLC to review the financial information for the three and six month periods both ending June 30, 2003 which comprises the Group Profit and Loss Accounts, Group Balance Sheet, Group Cash Flow Statement, Segmental Information and the related notes 1 to 4. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 "Review of interim financial information" issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and six month periods both ending June 30, 2003.

Ernst & Young LLP
London
August 1, 2003

FUNDS UNDER MANAGEMENT (CHART)

                               AIM                        INVESCO
Billions                       Total     U.S.    Canada   U.S.      U.K.   Europe/Asia    PWM
--------                       ------   ------   ------   ------   -----   -----------   -----
Dec. 31, 2002                  $332.6   $144.1    $22.0   $103.5   $34.0      $21.1      $ 7.9
Market gains                     16.7      8.5      0.2      4.3     2.4        0.8        0.5
Net new /(lost) business         (4.5)    (2.8)     0.1      0.1     0.2       (1.6)      (0.5)
Change in money market funds     (4.5)    (4.0)      --       --    (0.5)        --         --
Transfers                          --      1.4       --      1.7    (3.1)        --         --
Acquisitions                      1.1       --       --       --      --         --        1.1
Foreign currency                  6.2       --      3.1       --     1.1        1.9        0.1
June 30, 2003                  $347.6   $147.2    $25.4   $109.6   $34.1      $22.2      $ 9.1
June 30, 2003(a)               L210.7   L 89.2    L15.4   L 66.4   L20.7      L13.5      L 5.5

(a)  Translated at $1.65 per L1.00.

Note 1: AMVESCAP Retirement has $24.7 billion in assets under administration as of June 30, 2003, compared to $22.7 billion as of December 31, 2002.

Note 2: The INVESCO Funds Group funds under management are reflected with AIM U.S. in this analysis. Previous presentations included these amounts with the INVESCO U.S. business.

RECONCILIATION TO U.S. ACCOUNTING PRINCIPLES (CHART)

Six months ended June 30,
Thousands                             2003       2002
-------------------------           --------   --------
Net profit under U.K. GAAP          L(37,589)  L 45,713
   U.S. GAAP Adjustments:
   Acquisition accounting             69,445     68,055
   Redundancy and reorganizations     39,112     12,794
   Taxation                          (12,375)    (8,845)
   Other                                (717)     1,642

Net income under U.S. GAAP          L 57,876   L119,359
Earnings per share:
   - basic                               7.2p      14.7p
   - diluted                             7.2p      14.4p

Thousands                             June 30, 2003   Dec. 31, 2002
---------                             -------------   -------------
Shareholders' funds under U.K. GAAP    L2,232,447      L2,283,488
U.S. GAAP Adjustments:
   Acquisition accounting               1,069,264       1,034,168
   Redundancy and reorganizations          51,073          11,961
   Treasury stock                        (167,621)       (162,104)
   Dividends                               40,512          52,656
   Other                                  (13,584)        (11,934)
Shareholders'equity under U.S. GAAP    L3,212,091      L3,208,235

VOTING AT THE ANNUAL GENERAL MEETING

The 2003 Annual General Meeting of shareholders was held on April 30, 2003. The results of the resolutions voted upon, (details of which are published on our Web site) are shown below.

                                                                % of total     Against    % of total
                                                   For Votes    votes cast      Votes     votes cast
                                                  -----------   ----------   ----------   ----------
1   To receive accounts                           104,792,282      99.59        426,500       0.41
2   To receive remuneration report                 69,826,234      67.20     34,086,161      32.80
3   To declare a final dividend                   112,389,379      99.99          8,304       0.01
4a  To re-elect The Hon. Michael D. Benson        111,694,642      99.42        648,892       0.58
4b  To re-elect Mr. Stephen K. West                97,693,542      88.95     12,138,516      11.05
5   To appoint Ernst & Young LLP                  110,504,259      99.22        863,613       0.78
6   Section 80 authority
    (directors' authority to allot shares)        106,297,813      94.57      6,099,793       5.43
7   Section 95 authority
    (disapplication of pre-emption rights)*       106,217,205      93.88      6,924,510       6.12
8   Section 166 authority
    (power to purchase own shares)*               112,376,511      99.98         21,138       0.02
9   Adoption of New of Articles of Association*   112,347,792      99.98         23,238       0.02

*    Special resolution

GENERAL SHAREHOLDERS' INFORMATION

Share Price Information

The latest information on the AMVESCAP PLC share price is available on various financial information Web sites via the Internet. AMVESCAP trades on the London, New York, Paris, and Toronto stock exchanges with the symbol "AVZ." The share price is also listed in a number of major news publications in London, Paris, New York, and Toronto, and in other newspapers throughout the world.

Internet Address

AMVESCAP's Internet address is www.amvescap.com.

Registered Office

AMVESCAP PLC
30 Finsbury Square
London EC2A 1AG
United Kingdom

Company Number
308372

U.K. Shareholders

Administrative inquiries relating to ordinary shareholdings should be addressed to Capita Registrars at the address shown below and clearly stating the registered shareholder's name and address. Shareholders can also use the Capita Registrars Web site (www.capitaregistrars.com) to access their personal shareholding details. A "hotlink" to this site can also be accessed in the Investor Relations section of the Company's Web site.

Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

We now offer shareholders the opportunity to receive notices of shareholder meetings and shareholder reports, such as the Interim Results, in electronic form via the Internet rather than in paper form. You would receive an e-mail notification each time we publish a new shareholder report or notice of meeting on our Web site. If you would like to receive shareholder communications via the Internet in this way, please register your e-mail address through our Registrar's Web site. You will need your investor code, which is printed on your share certificate. We encourage you to use these facilities, as we believe that they will provide a more convenient and prompt method of communication and would reduce demand on natural resources. Should you experience any difficulties in using any of the facilities described above, please contact our Registrars, Capita Registrars, on their help line (44 0 87 0162 3100).

U.S. Shareholders

The Company's American Depositary Shares (ADSs), each representing 2 ordinary shares, are listed on the New York Stock Exchange. The Company files reports and other documents with the Securities and Exchange Commission, which are available for inspection and copying at the SEC's public reference facilities or by writing to the Company Secretary. The Bank of New York Company, Inc. of New York is the depositary for AMVESCAP PLC. All inquiries concerning American Depositary Receipts records, certificates, or transfer of ordinary shares into ADSs should be addressed to:

The Bank of New York
101 Barclay Street, 22W
New York, New York 10286 USA

Canadian Shareholders

The exchangeable shares of AMVESCAP Inc., a subsidiary of the Company, are listed on the Toronto Stock Exchange. Exchangeable shares are generally retractable into the Company's ordinary shares on a one-for-one basis at any time. They can be compulsorily converted into ordinary shares on or after December 31, 2009, or earlier in certain circumstances. CIBC Mellon Trust Company of Toronto is the registrar and transfer agent of the exchangeable shares of AMVESCAP Inc. All inquires concerning exchangeable shares, certificates, or the retraction of exchangeable shares into ordinary shares should be addressed to:

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Canada
M5C 2W9

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AMVESCAP PLC
                                      --------------------------
                                             (Registrant)

Date:  11 April, 2006                 By /s/ Michael S. Perman
      ----------------------             -----------------------
                                              (Signature)

                                           Michael S. Perman
                                           Company Secretary